Exhibit (a)(5)(B)

Note: The following is an un-official English translation of the Hebrew Cover Page of the Offer to Purchase that was published in Israel pursuant to Israeli law. The original Cover Page, written in Hebrew, is the exclusive legally binding version and the Offeror (as defined below) assumes no liability for any of the statements or representations made in this translation.

[FORM OF MIFRAT]

KCPS Satellite Communications, Limited Partnership (the “Offeror”)

Gilat Satellite Networks Ltd. (the “Company”)

In accordance with the Companies Law, 5759-1999 (the “Companies Law”), the Securities Law, 5728-1968, and the Securities Regulations (Tender Offer), 5760-2000 (the “Tender Offer Regulations”), the following is a:

Schedule (‘MIFRAT’) of a Special Offer to Purchase by the Offeror, of

2,026,000 ordinary shares of NIS 0.20 par value each (the “Shares”) of the Company, held by the Company’s shareholders (the “Offerees”), representing approximately 5.0% of the voting rights in the Company and its issued and paid-up capital as of the Schedule’s date, at a price of 3.65 U.S. dollars per share, subject to any lawful withholding tax (the “Offer to Purchase”).

The Company’s Shares are listed both on the Tel Aviv Stock Exchange Ltd. (the “TASE”) and on the Nasdaq Global Market in the United States (“Nasdaq”). This Offer to Purchase is, therefore, subject to both Israeli and U.S. law and in accordance with an exemption granted by the Israeli Securities Authority (the “ISA”), this Schedule (with the exception of this cover statement) is identical to the Schedule (Offer to Purchase) that is being published by the Offeror in the United States (the “Schedule”), and includes additional details that are not mandated by the Tender Offer Regulations.

As of the Schedule’s date, the Offeror does not own any Shares of the Company. However, 8,121,651 Shares of the Company, representing – as of the above date – approximately 20.2% of the Company’s voting rights and its issued and paid-up capital, are beneficially owned by York Capital Management and its affiliates (“York”). York, with whom we entered into a voting agreement with respect to the Shares of the Company, is a limited partner in one of the partnerships managed by the parent company of the general partner of the Offeror(1). Should the Offer to Purchase be accepted, then following the consummation of the offer, the Offeror will own 2,026,000 Shares of the Company, representing – as of the above date –approximately 5.0% of the Company’s voting rights and its issued and paid-up capital, and, when taken together with York, a total of 10,147,651 Shares of the Company representing approximately 25.3% of the Company’s voting rights and its issued and paid-up capital.

—	A shareholder of the Company who holds his or her shares through a TASE member, and is interested in expressing his or her position regarding the Offer to Purchase, shall does so via the TASE member with whom his or her securities deposits are managed, and the TASE member will notify the Israeli Depositary (as defined below) as specified in Section 3 of the Schedule.

—	A shareholder of the Company who is listed as a shareholder in the Shareholders Register maintained by the Company in Israel (“Listed Holders”), who is interested in expressing his or her position regarding the Offer to Purchase, shall does so via Clal Finance Batucha Investment Management Ltd. (the “Israeli Depositary”), at its offices in Rubinstein House, 37 Menahem Begin Road, Tel Aviv 65220, Israel, as specified in Section 3 of the Schedule. Additional contact information regarding the Israeli Depositary appears on the last page of the Schedule.

—	A shareholders of the Company who is neither Listed Holders, nor hold his or her shares via a TASE member, and who is interested in expressing his or her position regarding the Offer to Purchase, shall does so via the U.S. Depositary, as specified in Section 3 of the Schedule.

[1]	For additional information see the schedule under “Background of the Offer – Voting Agreement”.

The results of the Offer to Purchase shall be determined, as specified in Section 1 of the Schedule, in consideration of the aggregate amount of shares included in Acceptance Notices and Notices of Objection as specified in Section 3 of the Schedule, to be delivered to the Offeror by the Offerees via the Depositaries.

As specified in Section 11 of the Schedule, the Offeror’s undertaking to buy shares in the Offer to Purchase in accordance with this Schedule is subject to the following conditions: (a) minimum tenders by Offerees of at least 5.0% of the Company’s issued and outstanding Shares and voting rights (the “Minimum Acceptance Condition”); and (b) pursuant to Section 331 of the Companies Law, the acceptance of the Offer to Purchase by a majority of votes from among those Offerees who shall have expressed their position with regard thereto (which count of Offerees’ votes shall exclude the votes of a controlling shareholder in the Offeror, the owners of a controlling parcel of shares in the Company or of persons on their behalf or on behalf of the Offeror, including their relatives and corporations under their control). For additional details regarding the Offeror’s right to withdraw from the Offer to Purchase, see Section 11 of the Schedule. The Offer to Purchase is subject to the consent of the Israeli Anti-Trust Authority Director General.

In the event that the aggregate number of Shares of the Company for which Acceptance Notices shall have been received shall exceed 2,026,000, namely, the aforementioned maximum number of shares which the Offeror has undertaken to purchase, the Offeror shall buy from each Offeree having delivered an Acceptance Notice, a prorated portion of the Shares of the Company represented in such notice, in accordance with the ratio between the maximum number of Shares of the Company which the Offeror had undertaken to purchase as aforesaid, and the aggregate number of Shares of the Company for which Acceptance Notices as provided in this Schedule (including in the United States), shall have been received.

As specified in Section 11(b) of the Schedule, if any circumstances occur of which the Company did not know, or could not have known, or did not foresee, or could not have foreseen, causing the terms of the Offer to Purchase to become materially different from the terms which a reasonable offeror would have proposed had he known of such circumstances as of the Schedule date, the Offeror shall be entitled to withdraw the Offer to Purchase, until the Last Date of Acceptance (as defined hereunder), and shall report the withdrawal of the Offer to Purchase to the ISA and to the TASE, and shall, within one business day following the report to the ISA and TASE, publish a notice on the withdrawal from the Offer the Purchase and the circumstances thereof in two daily newspapers having a mass circulation and published in Israel in the Hebrew language.

In accordance with Section 331 of the Companies Law, the Offer to Purchase is a Special Tender Offer addressed to all Offerees, and the Offerees may give notice of their acceptance of the Offer to Purchase or of their objection thereto, as specified in Section 3 of the Schedule. If the Offer to Purchase is accepted, the Offerees who have given no notice of their position regarding the Offer to Purchase, or have objected thereto, may accept the Offer within a four-day period following the Last Date of Acceptance (as defined below).

The Last Date of Acceptance, up to which Acceptance Notices or Notices of Objection to the Offer to Purchase may be delivered, is Thursday,July 9, 2009, at 17:00, Israel time (the “Last Date of Acceptance”).

Schedule Date: June 8, 2009